UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report: July 15, 2010
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

Item 1 - Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Tankers Ltd. dated July 15, 2010
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: July 15, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY TANKERS LTD. MAKES ACCRETIVE
INVESTMENT IN FIRST PRIORITY SHIP MORTGAGE LOANS
Highlights
•	Completed $115 million investment in 2 three-year term, first priority mortgage loans secured by two newbuilding VLCCs
•	Investment will earn 9 percent annual interest rate; 10 percent annual investment yield including repayment premium feature
•	Financed using existing undrawn revolving credit facility; pro forma remaining liquidity in excess of $115 million
•	Transaction expected to increase annual dividend by $0.20 per share, commencing in third quarter of 2010
Hamilton, Bermuda, July 15, 2010 — Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today announced that it has made a $115 million investment in 2 three-year term, fixed-rate term loans, which are secured by first priority mortgages on two 2010-built Very Large Crude Carrier (VLCC) newbuildings (the Vessels) owned by a shipowner based in Asia. The term loans will earn an annual interest rate of 9 percent and includes a repayment premium feature which provides a total investment yield of approximately 10 percent per annum. The transaction is expected to increase Teekay Tankers’ annual dividend by approximately $0.20 per share during the period of the investment.
Teekay Tankers financed this investment by utilizing a portion of its undrawn revolving credit facility which bears interest at a rate of LIBOR plus 0.60 percent, or approximately 1.1 percent based on the current LIBOR rate. Subsequent to this transaction, the Company’s remaining liquidity will total in excess of $115 million. Deutsche Bank AG acted as structuring agent and remains engaged as facility agent and security trustee in the transaction.
“Part of our strategic growth plan for Teekay Tankers has been to look for an avenue to become involved in the VLCC sector, which is expected to benefit from future increases in OPEC oil production and emerging long-haul routes as a result of oil demand growth in developing markets such as China and India,” commented Bjorn Moller, Teekay Tankers’ Chief Executive Officer. “While we would normally look to invest through vessel ownership, this investment provides Teekay Tankers with an attractive risk-adjusted return that we believe is superior relative to investing in the underlying equity of a VLCC at this time. This is also a good opportunity to make an accretive investment utilizing a portion of our existing liquidity rather than raise new equity and the fixed-rate nature of this investment is in line with our balanced chartering strategy. Importantly, we have retained sufficient liquidity for other accretive vessel acquisition opportunities that may arise in the future.”
Conference Call
The Company plans to host a conference call on July 16, 2010 at 11:00 a.m. (ET) to discuss this transaction. An accompanying investor presentation can be found on Teekay Tankers’ Web site at www.teekaytankers.com. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing 1-866-321-8231 or 1-416-642-5213, if outside North America, and quoting conference ID code 4276562.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 90 days).
The conference call will be recorded and available until Friday, July 23, 2010. This recording can be accessed following the live call by dialing 1-888-203-1112 or 1-647-436-0148, if outside North America, and entering access code 4276562.
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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and five double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: + 1 (604) 844 6654
For Media enquiries contact:
Alana Duffy
Tel: + 1 (604) 844-6631
Web site: www.teekaytankers.com
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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the affect on the Company’s estimated annual dividend and liquidity as a result of the Company’s investment in first priority ship mortgage loans secured by two VLCC newbuildings; average spot tanker rates, including the relative benefit to VLCC rates due to increases in OPEC oil production, emerging long-haul tanker routes and oil demand growth in developing economies such as China and India; and sufficiency of the Company’s liquidity to finance future vessel acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in prevailing interest rates, including the LIBOR rate used to determine interest cost for drawn amounts under the Company’s revolving credit facility; changes to the Company’s capitalization; the ability of the owner of the two VLCC newbuildings securing the Company’s investment in first priority ship mortgage loans to continue to meet its payment obligations; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Report on Form 20-F for the year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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